SECURITIE 06009511 SION

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SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5/A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

COLDWATER SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard, Suite 200
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 247-2700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Ave.	Los Angeles,	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
JUL 2 4 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 0 4 2006 WASH, D.C. 185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John H. Simpson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coldwater Securities Incorporated (the "Company") for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 30th day of March, 2006,
by John Simpson personally known to me ~~or proved to me on the basis of satisfactory evidence~~ to be the person(s) who appeared before me.

Signature

President
Title

Notary Public

MARTHA MORENO
Commission # 1590410
Notary Public - California
Los Angeles County
My Comm. Expires Jun 26, 2009

Coldwater Securities Incorporated
Table of Contents

This report contains (check all applicable boxes):

COLDWATER SECURITIES INC. Member NASD and SIPC
9665 Wilshire Boulevard., Suite 200 • Beverly Hills, CA 90212
(310)247-2700 phone • (310)247-2719 fax

Physical Possession or Control of Securities

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker. Because of such exemption, the Company does not maintain the physical possession or control of fully-paid securities and excess margin securities carried by a broker or dealer for the account of customers.